Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Notes 4 & 8)	$610.8	$592.5
Receivables (Note 8)	51.2	72.1
Prepaid expenses and other (Note 6)	50.6	34.3
Current assets	712.6	698.9

Royalty, stream and working interests, net	2,508.5	2,636.9
Investments (Notes 5 & 8)	109.8	67.1
Deferred income tax assets	14.4	13.9
Other (Note 7)	46.1	50.1

Total assets	$3,391.4	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities	$21.9	$17.7
Current income tax liabilities	2.4	3.4
Current liabilities	24.3	21.1

Deferred income tax liabilities	44.2	40.3
Total liabilities	68.5	61.4

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,674.4	3,656.6
Contributed surplus	47.7	45.5
Deficit	(220.6)	(197.8)
Accumulated other comprehensive loss	(178.6)	(98.8)
Total shareholders’ equity	3,322.9	3,405.5

Total liabilities and shareholders’ equity	$3,391.4	$3,466.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Revenue (Note 9)	$109.4	$107.7	$218.6	$211.8

Costs and expenses
Costs of sales (Note 10)	24.0	15.2	46.4	29.8
Depletion and depreciation	49.1	39.6	100.8	75.7
Impairment of royalty, stream and working interests	—	—	0.1	—
Corporate administration (Notes 11 & 13(c))	4.1	4.5	8.2	8.7
Business development	1.3	0.8	1.8	1.3
	78.5	60.1	157.3	115.5

Operating income	30.9	47.6	61.3	96.3

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.4	1.3	(1.2)	2.1
Income before finance items and income taxes	32.3	48.9	60.1	98.4

Finance items
Finance income	1.1	1.1	1.9	1.8
Finance expenses	(0.5)	(0.4)	(0.9)	(0.8)
Net income before income taxes	32.9	$49.6	61.1	99.4

Income tax expense (Note 12)	11.3	12.7	20.3	27.1

Net income	$21.6	$36.9	$40.8	$72.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $0.4, (2014 - $1.2), income tax recovery of $0.7 (2014 -income tax expense of $2.1) (Note 5)	2.3	6.2	(4.4)	12.1
Realized change in market value of available-for-sale investments (Note 5)	(0.9)	—	(0.9)	—
Currency translation adjustment	14.7	39.0	(74.5)	0.9
Other comprehensive income (loss)	16.1	45.2	(79.8)	13.0

Total comprehensive income (loss)	$37.7	$82.1	$(39.0)	$85.3

Basic earnings per share (Note 14)	$0.14	$0.25	$0.26	$0.49
Diluted earnings per share (Note 14)	$0.14	$0.25	$0.26	$0.49

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2015	2014
Cash flows from operating activities
Net income	$40.8	$72.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	100.8	75.7
Non-cash costs of sales (Note 10)	3.3	—
Other non-cash items	0.2	0.2
Gain on sale of investments (Note 5)	(0.9)	—
Deferred income tax expense (Note 12)	6.9	9.6
Share-based payments (Note 13(c))	2.7	2.5
Unrealized foreign exchange loss	1.8	—
Mark-to-market on warrants (Note 5)	0.3	(2.3)
	155.9	158.0
Changes in non-cash assets and liabilities:
Decrease in receivables	20.9	4.3
Increase in prepaid expenses and other	(43.0)	(45.4)
Decrease in current liabilities	(4.3)	(3.7)
Net cash provided by operating activities	129.5	113.2

Cash flows from investing activities
Proceeds on sale of investments	24.7	31.2
Acquisition of investments	(76.3)	(26.9)
Proceeds from the sale of gold bullion	26.9	53.4
Acquisition of interests in mineral properties	(20.7)	(160.0)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(1.5)	(1.9)
Net cash used in investing activities	(46.9)	(138.1)

Cash flows from financing activities
Credit facility amendment costs	(1.2)	(0.7)
Payment of dividends (Note 13(b))	(47.2)	(45.4)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 13(a))	0.5	0.9
Net cash used in financing activities	(47.9)	(43.4)
Effect of exchange rate changes on cash and cash equivalents	(16.4)	0.4
Net change in cash and cash equivalents	18.3	(67.9)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$610.8	$702.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.7	$0.6
Income taxes paid during the period	$20.9	$25.6

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

	Share capital (Note 13)	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total Equity
Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	40.8	40.8
Other comprehensive loss	—	—	(79.8)	—	(79.8)
Total comprehensive loss					(39.0)
Exercise of stock options	1.0	(0.5)	—	—	0.5
Share-based payments	—	2.7	—	—	2.7
Dividend reinvestment plan	16.5	—	—	—	16.5
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared (Note 13)	—	—	—	(63.6)	(63.6)
Balance at June 30, 2015	$3,674.4	$47.7	$(178.6)	$(220.6)	$3,322.9

Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	72.3	72.3
Other comprehensive income	—	—	13.0	—	13.0
Total comprehensive income					85.3
Exercise of stock options	2.0	(1.1)	—	—	0.9
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	2.5	—	—	2.5
Vesting of restricted share units	0.1	(0.1)	—	—	—
Dividend reinvestment plan	9.8	—	—	—	9.8
Dividends declared	—	—	—	(29.2)	(29.2)
Balance at June 30, 2014	$3,147.5	$46.3	$10.5	$(169.4)	$3,034.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Chile and Africa. The portfolio includes over 380 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2014.  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2015.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)                   New Accounting Standards Issued But Not Yet Effective

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. In July 2015, the IASB confirmed a one-year deferral of this IFRS 15. IFRS 15 now becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

The Company is currency assessing the impact of IFRS 15 on the consolidated financial statements.

Note 3 — Transactions

(a)         Credit Facility

On May 22, 2015, the Company amended its credit facility which increased the amount available to $750.0 million and extended the maturity to May 22, 2020.

(b)         Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario for $3.5 million and extended a loan in the amount of $25.0 million to Noront Resources Ltd. (“Noront”). Both the royalty and the loan were initially recorded at their respective fair values stated above. The royalty has been accounted for as an asset acquisition in accordance with the accounting policy for royalty interests. The loan, which bears annual interest at 7% and matures on April 28, 2020, is a financial asset recorded in Investments.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

(c)          Candelaria

The Company made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement on July 29, 2015. The amount has been recorded as part of the stream interest and accrued as at June 30, 2015.

(d)         Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million. The acquisition was accounted for as an asset acquisition.

Note 4 - Cash and Cash Equivalents

As at June 30, 2015 and December 31, 2014, cash and cash equivalents were primarily held in interest-bearing deposits.

	At June 30, 2015	At December 31, 2014
Cash deposits	$579.6	$569.5
Term deposits	31.2	23.0
	$610.8	$592.5

Note 5 — Investments

	At June 30, 2015	At December 31, 2014
Non-current investments:
Equity investments	$84.2	$66.5
Warrants	0.3	0.6
Loan	25.3	—
Total investments	$109.8	$67.1

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction (see Note 3(b) above).

Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.2 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

As at June 30, 2015, the market value of certain of the equity investments increased compared to their values at March 31, 2015 which resulted in an unrealized gain of $2.3 million (2014 — $6.2 million), net of an income tax expense of $0.4 million (2014 — $1.2 million), in other comprehensive income (loss).  As at June 30, 2015, the market value of certain of the equity investments decreased compared to their values at December 31, 2014 which resulted in an unrealized loss of $4.4 million (2014 — gain of $12.1 million), net of an income tax recovery of $0.7 million (2014 — income tax expense of $2.1 million), in other comprehensive income (loss).

During the three months ended June 30, 2015, a loan receivable related to the Ring of Fire transaction (See Note 3(b)) was included in investments. The Company also sold certain available-for-sale investments and reclassified $0.9 million (2014 - $Nil) from other comprehensive income (loss) to net income.  As at June 30,

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

2015, the market value of the publicly-traded warrants decreased compared to their value at March 31, 2015 and December 31, 2014 and the Company recorded a mark-to-market loss of $0.1 million (2014 — gain of $0.3 million) and $0.3 million (2014 — gain of $2.3 million) in the consolidated statements of income.

Note 6 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	At June 30, 2015	At December 31, 2014
Gold bullion	$24.7	$17.6
Prepaid gold	6.8	6.6
Prepaid expenses	18.7	9.8
Debt issue costs	0.4	0.3
	$50.6	$34.3

Note 7 - Other

Other assets comprise the following:

	At June 30, 2015	At December 31, 2014
Prepaid gold	$17.7	$21.2
Oil & gas well equipment, net	25.9	27.0
Furniture and fixtures, net	0.8	0.9
Debt issue costs	1.7	1.0
	$46.1	$50.1

Note 8 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at June 30, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$610.8	$—	$—	$610.8
Receivables from provisional gold equivalent sales	—	8.2	—	8.2
Available-for-sale equity investments	80.0	—	—	80.0
Warrants	0.3	—	—	0.3
	$691.1	$8.2	$—	$699.3

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$592.5	$—	$—	$592.5
Receivables from provisional gold equivalent sales	—	13.0	—	13.0
Available-for-sale securities	62.0	—	—	62.0
Warrants	0.6	—	—	0.6
	$655.1	$13.0	$—	$668.1

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, loan receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature, historically negligible credit losses, and/or that there have been no significant changes in the creditworthiness of counterparties since the initial recognition of the asset or liability. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy, except for the loan receivable, which would be classified as Level 3.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests, net[1]	$—	$—	$172.0	$172.0

1 Certain royalties, streams and working interests were written down by $31.1 million, which was included in net income for the year ended December 31, 2014, to their fair value less costs of disposal of $172.0 million.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)             Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)              Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

d)             Royalty, stream and working interests

The fair values of royalty, stream and working interests are determined primarily using a market approach using unobservable discounted future cash-flows and net asset value multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 — Revenue

Revenue is comprised of the following:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Mineral royalties	$33.1	$41.1	$69.2	$83.9
Mineral streams	63.1	42.9	129.1	85.5
Sale of prepaid gold	2.9	—	4.5	—
Oil & gas interests	10.3	23.7	15.8	42.4
Total	$109.4	$107.7	$218.6	$211.8

Note 10 — Costs of sales

Costs of sales comprise:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Per ounce cost of stream sales	$20.0	$12.7	$40.2	$25.0
Cost of prepaid ounces	2.2	—	3.3	—
Oil & gas operating costs	1.3	2.0	1.8	3.5
Mineral production taxes	0.5	0.5	1.1	1.3
Total	$24.0	$15.2	$46.4	$29.8

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 11 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Short-term benefits(1)	$0.9	$0.8	$1.7	$1.6
Share-based payments(2)	0.8	1.2	1.8	2.3
Total	$1.7	$2.0	$3.5	$3.9

(1)             Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)             Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the period.

Note 12 - Income taxes

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Current income tax expense	$6.1	$8.7	$13.4	$17.5
Deferred income tax expense	5.2	4.0	6.9	9.6
Total	$11.3	$12.7	$20.3	$27.1

Note 13 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 156,845,942 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three and six months ended June 30, 2015, the Company issued 5,000 common shares (2014 — 69,853 common shares) and 29,840 common shares (2014 — 125,269 common shares), respectively, upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $0.2 million (2014 - $1.8 million) and $0.5 million (2014 - $2.7 million), respectively. In addition, 190,952 common shares (2014 — 128,103) and 335,893 common shares (2014 — 190,218) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the three and six months ended June 30, 2015.

b)             Dividends

The Company declared dividends in the amount of $32.5 million (2014 - $29.2 million), or $0.21 per share (2014 - $0.20 per share) and $63.6 million (2014 - $29.2 million), or $0.41 per share (2014 - $0.20 per share), in the three and six months ended June 30, 3015, respectively. The Company paid cash dividends in the amount of $23.3 million (2014 - $22.9 million) and $47.2 million (2014 - $45.4 million) and issued common shares pursuant it its DRIP valued at $9.3 million (2014 - $6.9 million) and $16.5 million (2014 - $9.8 million), in the three and six months ended June 30, 2015, respectively.

c)              Stock-based payments

During the three and six months ended June 30, 2015, an expense of $1.3 million (2014 - $1.3 million) and $2.7 million (2014 - $2.5 million) related to stock options and restricted share units has been included in corporate administration on the consolidated statements of income.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 14 — Earnings per Share (“EPS”)

	For the three months ended June 30,
	2015		2014
(expressed in millions except per share amounts)	Basic	Diluted	Basic	Diluted
Net income	$21.6	$21.6	$36.9	$36.9
Weighted average shares outstanding	156.7	156.7	147.3	147.3
Effect of dilutive securities	—	1.1	—	1.2
	156.7	157.8	147.3	148.5
EPS	$0.14	$0.14	$0.25	$0.25

	For the six months ended June 30,
	2015		2014
(expressed in millions except per share amounts)	Basic	Diluted	Basic	Diluted
Net income	$40.8	$40.8	$72.3	$72.3
Weighted average shares outstanding	156.7	156.7	147.3	147.3
Effect of dilutive securities	—	1.1	—	1.1
	156.7	157.8	147.3	148.4
EPS	$0.26	$0.26	$0.49	$0.49

As at June 30, 2015, no outstanding stock options (2014 — 273,396) were included and 6,510,769 warrants (2014 — 6,510,769) and 85,147 restricted share units (2014 — 76,407) were excluded from the computation, of diluted EPS due to the exercise prices of the warrants being greater than the weighted average price of the common shares for the three and six months ended June 30, 2015 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2015.